The Board of Directors
Mahanagar Telephone Nigam Limited
New Delhi


LIMITED REVIEW REPORT OF MAHANAGAR TELEPHONE NIGAM LIMITED- Period Ended 31-12-2003.

1. We have reviewed the accompanying statement of un-audited financial results of Mahanagar Telephone Nigam Limited, for the three months period ended 31st Dec 2003. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

2. A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion.

3. The unaudited financial results of Mumbai, Delhi & MS Units of the company have been reviewed by the other Chartered Accountant firms, who were appointed by the management for the purposes of review of the un-audited financial results of the respective units to be considered in the preparation of results as per clause 41 of the Listing Agreement for the three months ended 31-12-2003.The review reports of the auditors of Mumbai, Delhi & MS Units on three month financial results have been forwarded to us & the same have been suitably dealt within our limited review report on the un-audited financial results of the company for the three month period ended 31st Dec 2003.

4. Based on our review conducted as above, nothing has come to our attention other than the observations/matters mentioned in Annexure -"A" to this report, that causes us to believe that the accompanying statement of un-audited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.


                                                       For M/s V.K. Verma & Co.
                                                         Chartered Accountants



New Delhi                                                       (R.S. Rathore)
Dated : 23-02-2004                                                Partner

                                  ANNEXURE A

               ANNEXED TO AND FORMING PART OF THE REVIEW REPORT
            (Referred to in para 4 of our report dated 23.02.2004)

          OBSERVATIONS ON THE UN-AUDITED FINANCIAL STATEMENTS FOR THE
                       THREE MONTHS ENDED 31st Dec 2003

1. MTNL has adopted the following basis for valuing fixed assets and Capital work in progress, which in our opinion, is not in agreement with Accounting Standard - 10 - "Accounting for Fixed Assets", and Accounting Standard - 6 -"Accounting for Depreciation" issued by the Institute of Chartered Accountants of India:

 (a) The overheads are allocated as a percentage of capital expenditure as prescribed by DOT and not on the basis of identification of directly allocable costs.

 (b) Expenditure on replacement of assets, equipments, instruments and rehabilitation work is capitalized, if it results in enhancement of revenue earning capacity, as stated in Significant Accounting Policy. This, being a technical matter, we have placed reliance on the opinion of the management.

 (c) In some cases, replacement cost of existing fixed assets have been capitalized without any adjustments of the relevant costs and written down value of discarded assets from the fixed assets block. Further in respect of various assets (other than exchange equipments) scrapped / decommissioned during the period, the same are not valued at lower of net book value or realizable value and consequent loss, if any, has not been charged to the Profit and Loss Account. (Refer Significant Accounting Policy).

(d) The installation charges received from the subscribers are accounted as income and not adjusted against the cost thereof.

The resultant impact of the above on the value of Fixed Assets, Depreciation and value of Capital Work in progress is not ascertainable, in the absence of relevant data.


2. The Company has changed useful life of its Apparatus & Plants and Cables, Lines & Wires w.e.f. 1.4.2003. Accordingly, the depreciation which was charged @ 11.31% on Apparatus & Plants & @ 9.5% on Cables, Lines & Wires is now changed to 9.5% & 5.28% respectively. The above changes are based on technical evaluation. This has resulted, decrease in depreciation by Rs. 2913.01 million for the period.


3. In respect of External Planning unit of Mumbai Unit, the inventory value is exclusive of the cost of materials issued to the various estimates which remain unutilized at the end of the accounting period.

4. Following items are accounted on cash basis instead of on accrual basis as required by Section 209 of the Companies Act, 1956.
    (a) Interest income/liquidated damages where realisability is uncertain.
    (b) Annual recurring charges of amount up to Rs.0.10 Million each for overlapping period.
    (c) Income from unmanned PCOs'.

5. The value of the properties where conveyance/lease deeds remain to be executed remains unascertained. The outstanding liability if any, towards lease rent payable also remains unascertained.

6. The receivables and payables are subject to confirmation, reconciliation and consequent adjustments.

7. Amount recoverable from DOT/BSNL and amount payable to DOT/BSNL are subject to reconciliation, confirmation and consequent adjustments.

8. Internal audit reports for the quarter ended 31st Dec 2003 are not available for our perusal.

9. The balance in Subscribers' deposit accounts, Sundry Debtors Control Account, service tax and subsidiary ledgers are subject to reconciliation. The Sundry Debtors Control Accounts and the subsidiary records are subject to reconciliation in respect of balance in subscribers' deposit accounts, interest accrued/due there on, unlinked receipts from subscribers, advance from subscribers. A thorough reconciliation of the metered and chargeable calls generating revenue has not been conducted.

10. Inter unit balances are subject to confirmation, reconciliation and necessary adjustment.

11. We are unable to comment whether all the reciprocal arrangements of DOT/BSNL/MTNL - has been accounted for or not.

12. In case of Mumbai Unit the provision for bad and doubtful debts, in respect of spill over cases and wrong billing, as existing at the close of the previous accounting year has not been reviewed. In MS-Delhi unit amount of Provision required for the quarter for Doubtful Debts amounting to Rs. 832.13 Million & debtors out standing more then six month, considered good and considered Doubtful Debts are ascertained by the management and relied upon by the Auditors.

13. The Bank Reconciliation Statements as at 31st Dec 2003 include the unmatched/unlinked credits and debits entries.

14.  Loans and advances include:
(a) Rs. 40.70 lacs receivable from Electronics Corporation, of India Limited, which includes liquidated damages Rs. 2.71 lacs, which is unpaid since several years,
(b) Rs. 69.79 lacs paid towards the acquisition of land; pending adjustments for over three years,
(c) Rs. 973.91 lacs recoverable from Hindustan Cables Limited include a sum of Rs. 277.05 lacs which pertains to advance made during the period prior to year 2000-01.
(d) Dues of Rs.326.73 lacs from United India Periodicals Private Limited/United Data Base (India) Private Limited/Sterling Computers Limited, which are the subject matter of claims and counter claims and subject to such consequential adjustments as may be found necessary and
(e)  Materials given on loan basis Rs.287.82 lacs

No provision has been made in the accounts for the above items.

15.  No provision has been made for liability in respect of:
     a. Arrears payable to Group B officers who opted & have been absorbed in the company.
     b. Arrears payable to JTO/JAO's whose pays have been revised by way of resolution of Board of Directors in Nov.2003 retrospective effect from 1-10-2000.

16. Revenue from prepaid service has been booked on the basis of Sim Card / Recharge coupon sold without considering actual Sim-activation and usage. However in MS Delhi unit earlier, it was provided on accrual basis. Effect of change in the accounting method on the accounts has not been ascertainable / ascertained.

17. In respect of MS Units, the sums receivable from various service providers on account of Inter-Connectivity Usage Charges have not been accounted for except in case of Airtel and Hutch mobile telephone operators up to 30th September 2003. Further no provision has been made for such charges payable to various service providers except for MTNL Basic Unit and two other cellular mobile telephone operators up to 30th September 2003.

18. As per suspense list 1202981 CDR's of MS Unit are lying unmatched in the computer billing system, amount of which is not ascertainable/ascertained.

19. MS-Delhi Unit has disputed the liability of Rs. 18.55 million claimed by Bretton Woods Finlease Ltd. For the services provided relating to realization of debtors up to 30.06.2003. However, unit has provided only Rs. 8.0 million up to 31.12.2003. The effect of the same on the account is ascertainable/ascertained.

20. In MS Delhi unit revenue is recognized in some cases even after the due date of DNP which is contrary to accounting policy of the company.

21. In MS-Delhi unit pending reconciliation between BTS sites capitalised/installed & rent paid for the sites, we are unable to comment regarding the liability of sites rent provided/booked for the same.

22. Reconciliation between number of active connection & billed connection have not been done & its consequential effect on the accounts is not ascertainable.

23.  The classification of Sundry Debtors as unsecured without considering the
     - security deposits that the Unit has received from the subscribers contravenes the requirements of Part I of Schedule VI to the Companies Act, 1956.

24. Based on the legal opinion received by the Company, the management is claiming benefit under section 80IA of the Income Tax Act, 1961. The benefit is claimed on operational profit earned by the Company. Provision for Income Tax for the current quarter has been made after considering such benefit.

25.  The Inventory is subject to reconciliation.

26. The provision for Gratuity for C& D employees absorbed in MTNL & who have opted Govt Pension is not required to be made. Accordingly the provision made in the earlier years has been written back. The provision for this Quarter has not been made.

27. The overall impact of matters referred to in the foregoing paras on the Statements of unaudited financial results is not determined/unascertain-able.




                                                      For M/s V.K. Verma & Co.
                                                        Chartered Accountants


New Delhi                                                      (R.S. Rathore)
Dated: 23-02-2004                                                 Partner

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Mahanagar Telephone Nigam Limited




                                    By      /s/ R.S.P. Sinha
                                      ------------------------------------------
                                    Name:   R.S.P. Sinha
                                    Title:  Chairman & Managing Director


Date:   February 27, 2004